UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50362

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rainier Pacific 401(k) Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rainier Pacific Financial Group, Inc.
1498 Pacific Avenue
Tacoma, Washington 98402

Financial Statements and Exhibits

(a)	Financial Statements

The Rainier Pacific 401(k) Employee Stock Ownership Plan became effective as of January 1, 1998. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of December 31, 2008 and 2007, and for the year ended December 31, 2008.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rainier Pacific 401(k) Employee Stock
Ownership Plan

/s/Waylin L. McCurley
Trustee, Rainier Pacific 401(k) Employee Stock
Ownership Plan

Date: June 26, 2009

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN

INDEPENDENT AUDITOR’S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-11

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year)	12

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Rainier Pacific 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Rainier Pacific 401(k) Employee Stock Ownership Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Everett, Washington
June 26, 2009

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008
ASSETS	Allocated	Unallocated	Total
Investments, at fair value
Mutual funds	$6,139,728	$-	$6,139,728
Guaranteed investment contract	686,207	-	686,207
Sponsor company common stock	533,747	451,313	985,060
Money market fund	201,499	-	201,499
Participant loans	170,750	-	170,750

	7,731,931	451,313	8,183,244

Other assets
Employer contributions receivable	187,928	-	187,928

Total assets	7,919,859	451,313	8,371,172

LIABILITIES
Loan payable	-	3,552,836	3,552,836

Total liabilities	-	3,552,836	3,552,836

NET ASSETS AVAILABLE FOR
BENEFITS	$7,919,859	$(3,101,523)	$4,818,336

December 31, 2007
ASSETS	Allocated	Unallocated	Total
Investments, at fair value
Mutual funds	$10,006,295	$-	$10,006,295
Guaranteed investment contract	441,673	-	441,673
Sponsor company common stock	3,554,766	5,779,799	9,334,565
Money market fund	124,198	21,768	145,966
Participant loans	99,330	-	99,330

	14,226,262	5,801,567	20,027,829

Total assets	14,226,262	5,801,567	20,027,829

LIABILITIES
Loan payable	-	4,219,871	4,219,871

NET ASSETS AVAILABLE FOR
BENEFITS	$14,226,262	$1,581,696	$15,807,958

See accompanying notes.                                                                                                                                                                                                 2

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income
Net depreciation in fair value of
mutual funds	$(3,965,795)	$-	$(3,965,795)
Net appreciation in guaranteed
investment contract	20,551	-	20,551
Net depreciation in fair value of
sponsor company common stock	(2,934,870)	(5,335,607)	(8,270,477)
Interest	6,625		6,625
Dividends	102,516	80,408	182,924
Allocation of 67,896 shares of common
stock of sponsor company, at market	95,055	-	95,055

	(6,675,918)	(5,255,199)	(11,931,117)

Contributions
Participants	570,317	-	570,317
Employer	479,918	869,871	1,349,789
Rollovers	1,428	-	1,428

	1,051,663	869,871	1,921,534

Total additions, net	(5,624,255)	(4,385,328)	(10,009,583)

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO
Benefits paid to participants	655,378	-	655,378
Interest expense	-	168,795	168,795
Administrative expense	26,770	34,041	60,811
Allocation of 67,896 shares of common
stock of sponsor company, at market	-	95,055	95,055

Total deductions	682,148	297,891	980,039

NET DECREASE	(6,306,403)	(4,683,219)	(10,989,622)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	14,226,262	1,581,696	15,807,958

End of year	$7,919,859	$(3,101,523)	$4,818,336

3                                                                                                                                                                                                                             See accompanying notes.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the Rainier Pacific 401(k) Employee Stock Ownership Plan (previously the Rainier Pacific Savings Bank Profit Sharing 401(k) Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering generally all employees of Rainier Pacific Financial Group, Inc. and its affiliates (the Company). The Company established the Rainier Pacific Savings Bank Profit Sharing 401(k) Plan effective January 1, 1998. The Plan was amended and restated effective January 1, 2003 to eliminate the money purchase pension contribution provision, concurrently establish a leveraged employee stock ownership plan (the ESOP), and rename the Plan to the Rainier Pacific 401(k) Employee Stock Ownership Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Formation of ESOP - The ESOP portion of the Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code). The Plan purchased Company common shares using the proceeds from a loan from the Company (Note 7). The loan is to be repaid over a period of ten years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The loan is collateralized by the unallocated shares of Company common stock. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2008 and 2007, and for the year ended December 31, 2008, present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of eligible employees (Allocated); and

(b) stock not yet allocable to eligible employees (Unallocated).

Eligibility - Employees who have completed six months of service and are age 18 or older are eligible to participate in the employee deferral and Company discretionary match portions of the Plan. Employees who have completed one year of service, defined as 1,000 hours, and are age 18 or older are eligible to participate in the ESOP contribution and the discretionary profit sharing contribution.

Contributions - Each year, participants may elect to contribute a percentage of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

For the year ended December 31, 2008 and 2007, for the 401(k) provision of the plan, the Company made discretionary matching contributions equal to 100% of each participant’s eligible contributions for the first 3% of compensation, plus 50% of each participant’s eligible contributions up to the next 2% of compensation. For the ESOP portion of the Plan, the Company is obligated to make contributions in cash to the Plan that when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its ESOP loan.  For the years ended December 31, 2008 and 2007, the Company made ESOP contributions equal to the payment due on the ESOP loan from the Company.  The Company made an additional discretionary ESOP contribution for the years ended December 31, 2008 and 2007.  There was no discretionary profit sharing contribution in December 31, 2008 and 2007. Contributions are subject to certain limitations.

Retirement, death, and disability - A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Voting rights - Each ESOP participant is entitled to exercise voting rights attributable to the Company’s common stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares in the same proportion as those voting instructions provided by participants who vote their allocated shares.

Vesting - Participants are fully vested in their deferral contributions and discretionary Company matching contributions, plus actual earnings thereon, at all times. Participants vest in the ESOP contribution and any discretionary profit sharing contribution at the rate of 20% per year after three years of credited service and become 100% vested after seven years of service.  Participants generally become fully vested upon the participant’s death or upon permanent disability.

Participant accounts - The Plan is a defined contribution plan under which a separate individual account is established for each participant. For the 401(k) provision of the Plan, each participant’s account is credited with the participant’s salary deferral contributions and allocations of (a) the Company’s contributions (cash and/or Company common stock) and (b) Plan earnings and losses. For the ESOP portion of the Plan, each participant’s account is credited as of the last day of each plan year with an allocation of shares of the Company’s common stock released by the trustee from the unallocated shares account. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. Allocations of the Company’s common stock are based on a participant’s eligible compensation, relative to total eligible compensation. Plan earnings or losses are allocated to each participant’s account based on the ratio of the participant’s account balance, as defined by the Plan, to all participants’ account balances.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Put option - The Plan provides a put option available to any participant who receives a distribution of Company common stock. The put option is a right to demand that the Company buy any shares of its stock distributed to participants at the fair market value. The put option provides for two option periods totaling 120 days. The first 60 day option period begins on the date of distribution. If the put option is not exercised within this first option period, a second 60 day option period is available beginning on the first day of the Plan year following the Plan year in which the first option period occurred. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Diversification - Prior to January 1, 2007, participants who are at least age 55 with 10 years of participation in the Plan could elect to diversify a portion of their ESOP investment in Company stock into alternative investment options. The qualified election period is the six-year period commencing with the Plan year in which the participant becomes a qualified participant.  In each of the first five years, a participant may diversify up to 25% of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%. Participants who elect to diversify will be offered an investment in at least three investment options selected by the Plan administrator.

After January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006, providing Participants who satisfied three years of participation in the Plan with the opportunity to diversify part or all of their ESOP investment in Company stock into alternative investment options.  Diversification of their ESOP investment in Company stock is offered quarterly to each eligible Participant.  Participants who elect to diversify will be offered an investment in at least three investment options selected by the Plan administrator.

Participants have the opportunity to diversify part or all of their Company stock invested within the 401(k) portion of the Plan on a daily basis, except during restricted trading periods.

Forfeited accounts - At December 31, 2008 and 2007, forfeited non-vested balances of $23,352 and $49,232, respectively, were available to reduce future employer contributions.

Participant loans - Participants may borrow from their 401(k) fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years unless used to purchase a principal residence. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll withholding over the loan term, on at least a quarterly basis.

Payment of benefits - Upon retirement, participants may elect to receive an annuity, a lump-sum payment, or periodic installments. Upon termination of employment, participants

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

may transfer their vested account balance to other qualified plans or take a lump-sum distribution. If the value of the account has not exceeded $1,000 at any time, a lump-sum distribution will be made in accordance with Plan provisions. Distributions of a participant’s ESOP account balance are made in cash, Company common stock, or a combination of cash and Company common stock at the discretion of the Plan Administrator; however, the participant has the right to demand a distribution in Company common stock.

Plan expenses - The majority of the expenses of the Plan are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The Plan’s financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition – Investments are stated at fair value.  Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end.  The fair value of the Plan’s investment in the Company’s common stock is based on the quoted market price.  Any investments in common/collective trusts and pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the trusts or accounts.  As required by the Financial Accounting Standards Board (“FASB”), Staff Position (“FSP”) AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investments Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1”), the accompanying portfolio of investments reflects both the fair value as well as the adjustment to contract value for each investment contract deemed fully benefit responsive.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses.

Fair value of plan assets - Effective January 1, 2008, the Company began determining the fair market value of our financial instruments based on the fair value hierarchy established in SFAS No. 157, Fair Value Measurements (“SFAS 157”), which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset in a Market that is not Active (“FSP 157-3”).  This FSP clarified how the fair value of a financial instrument is determined when the market for that financial asset is inactive.

Note 2 - Summary of Significant Accounting Policies (continued)

SFAS 157 describes three levels of inputs that can be used:

•	Level 1 uses quoted market prices in active markets for identical assets or liabilities.

•	Level 2 uses observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3 uses unobservable inputs that are not corroborated by market data.

When available, quoted market prices are used to determine the fair value of Plan investments and these assets are classified within Level 1 of the fair value hierarchy.  For the Plan, Level 1 includes mutual funds, Company common stock and mutual funds.  For Plan investments in the Metlife guaranteed investment contract, fair value is determined based on the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the accounts.  Plan investments measured at fair value by such methods are classified as Level 2. Certain Plan investments (participant loans) are not valued based on observable transactions, and are, therefore, classified as Level 3.  These are valued at cost, which approximates fair value.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis by level as of December 31, 2008:

Description	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Assets:
Mutual funds	$6,139,728	$-	$-	$6,139,728
Common stock	985,060	-	-	985,060
Guaranted investment contract	-	686,207	-	686,207
Loans	-	-	170,750	170,750
Money market fund	201,499	-	-	201,499

Total	$7,326,287	$686,207	$170,750	$8,183,244

The following table presents changes in investments with significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Loans

Beginning balance	$99,330
Issuances and settlements, net	71,420

Ending balance	$170,750

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Payment of benefits - Benefits are recorded when paid.

Risks and uncertainties - The plan provides for various investment options that in turn invest in a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements - In April 2009, the FASB issued Staff Position FAS 157-4, Determining Whether a Market is Not Active and a Transaction in Not Distressed (“FSP 157-4”).  This FSP provides guidelines for making fair value measurements more consistent with the principles presents in SFAS 157.  It provides guidance in determining whether a market is active or inactive, whether a transaction is distressed, applies to all asset and liabilities, and requires additional disclosures.  FSP 157-4 is effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  Accordingly, this FSP is effective for the Plan beginning in 2009.  The Plan does not expect the adoption of FSP 157-4 to have a material impact on the financial statements.

Note 3 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 10, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Investments

Participants direct their 401(k) contributions into various mutual funds and an insurance investment contract. The following presents the fair values of 401(k) investments that represent 5% or more of the Plan’s net assets at December 31:

	2008	2007

American Funds Growth Fund A Fund	$1,062,560	$1,881,134
Baron Growth Fund	$819,263	$1,347,212
Goldman Sachs Mid Val A	$767,232	$1,338,968
MetLife Stable Value Fund (Guaranteed Investment Contract)	$686,207	$441,673
Davis NY Venture A Fund	$650,978	$1,072,519
American Funds EuroPacific A Fund	$637,292	$1,024,615
Neuberger Berman Genesis Adv Fund	$626,283	$926,981
PIMCO Total Return A Fund	$544,340	$501,586
Oppenheimer Global	$500,077	$972,813

The following presents the Plan’s investments in sponsor Company common stock (ESOP) at December 31:

2008	Unallocated	Allocated	Total
Rainier Pacific Financial Group, Inc.
Common stock
Number of shares	322,366	381,248	703,614

Cost	$3,223,660	$3,199,692	$6,423,352

Market	$451,312	$533,747	$985,060

2007	Unallocated	Allocated	Total
Rainier Pacific Financial Group, Inc.
Common stock
Number of shares	390,263	235,150	625,413

Cost	$3,902,630	$2,351,500	$6,254,130

Market	$5,779,795	$3,482,572	$9,262,367

GIC investment valuation and income recognition - The investment in the guaranteed investment contract (GIC) is carried at contract value and represents the Plan’s participation in a GIC offered through MetLife under a group annuity contract. The GIC’s guaranteed contract value represents contributions, plus interest (net of any administrative fees), less withdrawals. MetLife guarantees that the contract will pay withdrawals initiated by the Plan’s participants up to the amount of the guaranteed value, subject to the terms of the related

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Investments (continued)

contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The assets of the Met Life GIC are invested in various separate accounts.

The GIC’s market value equals the value of the investments in the related separate accounts. The GIC’s market value at December 31, 2008 and 2007 approximated contract value. Under the terms of the GIC, interest is earned at a fixed rate (net of all MetLife fees) for a fixed period as periodically declared by MetLife, but in no event less than 0%. The average guaranteed credited rate for the years ended December 31, 2008 and 2007, for the GIC was approximately 4.22% and 4.47%, respectively.

The Plan can elect to end its participation in the GIC at any time. If the Plan elects to end participation, the Plan will receive the lesser of the guaranteed contract value or market value; if the market value is less than the guaranteed contract value, the Plan may have the option of transferring its investment to a fixed rate, fixed maturity, general account contract of MetLife, in which case the Plan’s guaranteed value would be maintained.

Note 6 - Administration of Plan Assets and Related Party Transactions

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third-party administrator to perform certain other administrative functions. Administrative expenses charged by the third-party administrator and investment service fees are paid by the Plan.

The Plan was amended as of January 1, 2007 to allow participants to purchase company stock within the 401(k).

Note 7 - Loan Payable

In 2003, the Plan entered into a $6,754,270 term loan agreement with the Company that bears interest at 4% per annum. The proceeds of the loan were used to purchase Company common stock for the ESOP portion of the Plan. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The scheduled principal amortization of the loan for the next five years and thereafter is as follows:

YEAR ENDING	PRINCIPAL
DECEMBER 31,	AMOUNT

2009	$693,716
2010	721,465
2011	750,324
2012	780,337
2013	606,994

$3,552,836

SUPPLEMENTAL SCHEDULE

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
E.I.N. 91- 0435661, PLAN NUMBER 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)
	IDENTITY OF ISSUER,	DESCRIPTION OF INVESTMENT INCLUDING				(e)
	BORROWER, LESSOR,	MATURITY DATE, RATE OF INTEREST,			(d)	CURRENT
(a)	OR SIMILAR PARTY	COLLATERAL, PAR OR MATURITY VALUE			COST**	VALUE
		NUMBER OF SHARES OR FACE VALUE	RATE	MATURITY DATE
	Mutual Funds
	Allianz NFJ Small Cap Value Fund	410				$7,820
	Allianz RCM Global Technology Fund	8,945				209,483
	American Funds EuroPacific A Fund	22,752				637,292
	American Funds Growth Fund A Fund	51,883				1,062,560
	Baron Growth Fund	26,591				819,263
	Davis NY Venture A Fund	27,560				650,978
	Goldman Sachs Mid Val A	34,779				767,232
	Mutual Financial Services	2,657				28,776
	Neuberger Berman Genesis Adv Fund	34,563				626,283
	Oppenheimer Global	13,064				500,077
	Virtus Real Estate Securities	2,325				41,312
	PIMCO Total Return A Fund	53,682				544,340
	T. Rowe Price Health Services	2,753				54,518
	Vanguard 500 Index Fund	2,174				149,194
	Rainier Pacific Unitized Trust	28,999				40,600

	Total mutual funds					6,139,728

	MetLife Stable Value Fund (Guaranteed
	Investment Contract)	45,091				686,207

	Schwab Money Market Fund				201,499	201,499

*	Rainier Pacific Financial Group, Inc.	703,614			6,423,352	985,060

*	Participant Loans		4% - 8.25%		-	170,750

					$6,624,851	$8,183,244
*	A party-in-interest as defined by ERISA
**	Cost omitted for participant-directed funds

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-117568 on Form S-8 of Rainier Pacific Financial Group, Inc. of our report dated June 26, 2009, with respect to the financial statements and supplemental schedule of the Rainier Pacific 401(k) Employee Stock Ownership Plan as of December 31, 2008 and 2007, and for the year ended December 31, 2008, included in this Annual Report on Form 11-K.

/s/ Moss Adams LLP

Everett, WA
June 26, 2009